Sean P. Hennessy
Senior Vice President — Finance
and Chief Financial Officer
Phone: 216-566-2573
June 8, 2010
By EDGAR and U.S. Mail
Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, NE
Washington, DC 20549-4631

Re:	The Sherwin-Williams Company Form 10-K for the year ended December 31, 2009 Form 10-Q for the period ended March 31, 2010 File No. 1-4851
Dear Mr. Decker:
We have set forth below responses of The Sherwin-Williams Company (“Sherwin-Williams,” the “Company” or the “Registrant”) to address the additional comments of the Staff of the Division of Corporation Finance contained in your letter dated May 19, 2010 regarding your review of Sherwin-Williams’ response letter dated May 12, 2010 and its interim filing.
For your convenience, we have restated in boldface each of the Staff’s comments followed by our response.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
Exhibit 13
General
1.	Comment: Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.
The Sherwin-Williams Company     101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
June 8, 2010

Response: Where a comment requests additional disclosures or other revisions, the Registrant’s response includes an example of what the additional disclosures or revisions will look like. The Registrant will include such additional disclosures or other revisions in its future filings, including our interim filings, if applicable.
Management’s Discussion and Analysis
Cash Flow, page 25
2.	Comment: We note your response to prior comment 5. Your disclosures provide a description of how free cash flow is calculated, provide a cautionary statement that this measure may not be comparable to values used by other entities, and indicate that free cash flow should not be considered an alternative to net operating cash or other cash flow amounts. However, your disclosures do not appear to address the additional material limitations of this measure, including that there are some non-discretionary expenditures such as mandatory debt service requirements that have not been included in your determination of free cash flow. Please further advise or expand your disclosures. Refer to Compliance and Disclosures Interpretation 102.07 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: In future filings, the Registrant will include a disclosure such as the following in order to address the additional material limitations of the free cash flow measure:
Management considers a measurement of cash flow that is not in accordance with U. S. generally accepted accounting principles to be a useful tool in its determination of appropriate uses of the Company’s Net operating cash. Management reduces Net operating cash, as shown in the Statements of Consolidated Cash Flows, by the amount reinvested in the business for Capital expenditures and the return of investment to its shareholders by the payments of cash dividends. The resulting value is referred to by management as “Free Cash Flow” which may not be comparable to values considered by other entities using the same terminology. The reader is cautioned that the Free Cash Flow measure should not be compared to other entities unknowingly, and it does not consider certain non-discretionary cash flows, such as mandatory debt and interest payments. The amount shown below should not be considered an alternative to Net operating cash or other cash flow amounts provided in accordance with U. S. generally accepted accounting principles disclosed in the Statements of Consolidated Cash Flows, on page X of this report. Free Cash Flow as defined and used by management is determined as follows:

(thousands of dollars)	20XX			20XX			20XX
Net operating cash	$	XXX,XXX		$	XXX,XXX		$	XXX,XXX
Capital expenditures		(XXX,XXX	)		(XXX,XXX	)		(XXX,XXX	)
Cash dividends		(XXX,XXX	)		(XXX,XXX	)		(XXX,XXX	)

Free cash flow	$	XXX,XXX		$	XXX,XXX		$	XXX,XXX

The Sherwin-Williams Company     101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
June 8, 2010

Results of Operations, page 31
3.	Comment: We note your response to prior comment 7. The Administrative segment’s loss before taxes decreased by approximately $26.2 million from $225.9 million for the year ended December 31, 2008 to $199.7 million for the year ended December 31, 2009. The additional disclosures you propose to provide appear to only explain $6.6 million of the fluctuation. Please discuss the remaining business reasons with quantification which led to changes in these amounts or clearly reconcile for each period presented between the various administrative amounts discussed in MD&A and the administrative amount shown in the segment reconciliation. When there is more than one factor for a change between periods, please quantify the extent to which each factor contributed to the overall change.

Response: As shown below, the additional proposed disclosure provided in the prior response, combined with the interest expense disclosure on page 32, explains the significant components of the $26.2 million decrease in the Administrative segment’s loss before taxes:
The Administrative segment’s gross profit decreased by an insignificant amount.
The Administrative segment’s SG&A decreased $25.5 million primarily due to a decrease of $13.6 million in administrative expenses and a decrease in compensation, including stock-based compensation, of $8.2 million.
The Administrative segment’s Other general expense — net increased $18.9 million primarily due to an increase of $17.8 million in provisions for environmental-related matters.
Interest expense decreased $25.7 million in 2009 versus 2008 due primarily to decreased short-term borrowings at rates that were lower than 2008.
All other items included in the $26.2 million decrease in the Administrative segment’s loss before taxes were insignificant.

4.	Comment: We reissue prior comment 8. You provide a discussion of administrative expenses not included in SG&A, which you state decreased $8.6 million in 2009 and appears to be different than the Administrative segment loss before income taxes amounts presented on page 31. It is not clear how you arrived at the $8.6 million as well as which line item(s) are being included in this discussion. Please clarify as necessary.

Response: The major components of the $8.6 million decrease in administrative expenses not included in SG&A are discussed on page 31 of the December 31, 2009 Annual Report on Form 10-K. In future filings, the Registrant will further clarify this discussion as follows:
The Sherwin-Williams Company     101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
June 8, 2010

Administrative expenses not directly associated with the Reportable Operating Segments decreased $8.6 million in 2009 due primarily to a reduction of $25.7 million in Interest expense and increased other income of $3.1 million. Partially offsetting these reductions was an increase of $17.8 million in provisions for environmental-related matters, lower Interest and net investment income of $1.2 million, and an increase of $2.4 million in expenses related to closed facilities.
Supplementally, the Registrant advises the Staff that the $8.6 million decrease in administrative expenses not included in SG&A includes the following items:

Increase/
(Decrease)
Other general expense — net
Provision for environmental matters — net	$17.8
Net expense (income) of exit or disposal activities	2.4
Other	(1.3)

Total	18.9

Interest expense	(25.7)
Interest and net investment income	1.2
Other (income) expense — net	(3.1)
Rounding	0.1

$(8.6)
Financial Statements
Note 12 — Stock Purchase Plan and Preferred Stock, page 69
5.	Comment: We note your response to prior comment 16. ASC 810-10-15-12 indicates that an employer should not consolidate an employee benefit plan subject to the provisions of Topic 715 or Topic 712. It appears that the ESOP may not be subject to ASC 715 as it appears to be a leveraged ESOP. Please further advise how you determined that you do not need to evaluate the ESOP trust for potential consolidation under the variable interest model pursuant to ASC 810-10.

Response: The Registrant believes that although its stock purchase and savings plan is a leveraged ESOP, the scope exception in ASC 810-10-15-12 applies. The stock purchase and savings plan is a defined contribution plan qualified under Section 401(a) of the Internal Revenue Code. On a pre-tax basis, participants can contribute up to 20% of their salaries subject to the limitations imposed by law, and the Registrant matches 100% on the first 3% of each participant’s eligible contributions and 50% on the next 2% of eligible contributions. Within the plan, an unallocated suspense account holds the shares of the preferred stock of the Registrant until compensation expense related to participants’ contributions is earned, at which time shares of the Registrant’s preferred stock are redeemed for
The Sherwin-Williams Company     101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
June 8, 2010

cash. The plan uses this cash and direct participant contributions to acquire participant-directed investments (common stock of the Registrant and/or a variety of mutual fund investments) on the open market that are then credited to eligible participant accounts. Except for the preferred stock of the Registrant, all assets of the plan are allocated to participant accounts. Participants direct the investment of their contributions and the Company’s matching contributions and can make investment selection changes. All contributions are vested. At December 31, 2009, participant-directed investments accounted for 88% of total plan assets.
ASC 810-10-15-12 states that the consolidation guidance in ASC 810 does not apply to employee benefit plans subject to the provisions of ASC 712 or 715. ASC 715-10-15-3 states that ASC 715 applies to any arrangement that is in substance a pension or other postretirement benefit plan, regardless of its form or the means or timing of its funding. With respect to the question as to whether the variable interest model applies to ESOPs, an Ernst & Young publication on the Consolidation of Variable Interest Entities (Financial Reporting Developments — FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (ARB) No. 51, Revised April 2009) includes interpretative guidance which indicates that both leveraged and non-leveraged ESOPs are excluded from the variable interest model. FAQ 4-7 of that publication states the following:
“Nonleveraged ESOPs are defined contribution pension plans covered by Statement 87. AICPA Statement of Position No. 93-6, Employers Accounting for Employee Stock Ownership Plans (SOP 93-6) includes guidance on nonleveraged ESOPs that is generally consistent with the guidance for defined contribution plans in Statement 87. Accordingly, we believe that nonleveraged ESOPs are excluded from the scope of the Interpretation for their sponsors.”
“The guidance for accounting for leveraged ESOPs in SOP 93-6 is not consistent with the guidance for defined contribution plans in Statement 87 (because vesting is not a factor in recognizing compensation costs for defined contribution plans under Statement 87, and SOP 93-6 provides accounting models for when shares are to be credited to unearned ESOP shares and the measurement of compensation). However, because leveraged ESOPs are a form of defined contribution plan and SOP 93-6 provides detailed clarifying guidance for leveraged ESOPs, we believe an employer should not evaluate a leveraged ESOP for potential consolidation pursuant to the provisions of the Interpretation.”
On the basis of the aforementioned discussion and the long-standing published interpretive guidance, the Registrant believes that because its stock purchase and savings plan operates as a defined contribution plan, consolidation under the variable interest model is not required to be analyzed.
The Sherwin-Williams Company     101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
June 8, 2010

Note 16 — Net Income Per Common Share, page 74
6.	Comment: We note your response to prior comment 17. We remind you that ASC 260-10-45-60A states that all securities that meet the definition of a participating security, irrespective of whether the securities are convertible, nonconvertible, or potential common stock securities, shall be included in the computation of basic EPS using the two-class method. In this regard, it remains unclear how you determined that you do not need to use the two-class method of computing earnings per share. Please also provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N for the year ended December 31, 2008, year ended December 31, 2007, and the three months ended March 31, 2010.

Response: The materiality analysis for the years ended December 31, 2009, 2008 and 2007 and the three months ended March 31, 2010 is as follows:

	March 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2007

Basic Earnings Per Share
Two-Class Method	0.30	3.80	4.04	4.80
Treasury Stock Method	0.30	3.84	4.08	4.84

Difference	0.00	(0.04)	(0.04)	(0.04)

Diluted Earnings Per Share
Two-Class Method	0.30	3.78	4.00	4.70
Treasury Stock Method	0.30	3.78	4.00	4.70

Difference	0.00	0.00	0.00	0.00
Because the two-class method did not result in earnings per share amounts that were materially different than those calculated under the treasury stock method, the treasury stock method was disclosed. In future filings, however, the two-class method will be disclosed. An example future disclosure is as follows:
The Company has two classes of participating securities: common shares and restricted shares, representing 99% and 1% of outstanding shares, respectively. The restricted shares are shares of unvested restricted stock granted under the Company’s restricted stock award program. Unvested restricted shares granted prior to April 20, 2010 received non-forfeitable dividends, and the shares were therefore considered a participating security. Effective April 20, 2010, the restricted stock award program was revised and dividends on performance-based restricted shares granted after this date are deferred and payment is contingent upon the awards vesting. Only the time-based restricted shares, which continue to receive non-forfeitable dividends, are considered a participating security. Basic and diluted earnings per share are calculated using the two-class method in accordance with the Earnings Per Share Topic of the ASC.
The Sherwin-Williams Company     101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
June 8, 2010

Three Months Ended
	[Date]			[Date]

Basic
Average common shares outstanding		XXX,XXX,XXX			XXX,XXX,XXX

Net income	$	XX,XXX		$	XX,XXX
Less net income allocated to unvested restricted shares		(XXX	)		(XXX	)

Net income allocated to common shares		XX,XXX			XX,XXX

Basic net income per common share	$	.XX		$	.XX

Diluted
Average common shares outstanding		XXX,XXX,XXX			XXX,XXX,XXX
Stock options and other contingently issuable shares		X,XXX,XXX			X,XXX,XXX

Average common shares outstanding		XXX,XXX,XXX			XXX,XXX,XXX

Net income allocated to common shares	$	XX,XXX		$	XX,XXX
Undistributed earnings allocated to unvested restricted shares		(XX	)		(XX	)

Net income allocated to unvested restricted shares		XX,XXX			XX,XXX

Diluted net income per common share	$	.XX		$	.XX
Note 19 — Reportable Segment Information, page 75
7.	Comment: It is not clear how you determined it was appropriate to include the presentation of operating segments that you determined were not individually significant in the Administrative segment column. The Administrative segment appears to primarily represent the administrative expenses of your corporate headquarters site, interest expense, interest and investment income, certain expenses related to closed facilities and environmental-related matters, and other expenses which were not directly associated with the reportable operating segments. Please advise. Refer to ASC 280-10-50-12 through 15.
The Sherwin-Williams Company     101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
June 8, 2010

Response: The operating segment included in the Administrative segment is the real estate management unit. As discussed on page 76 of the Annual Report on Form 10-K for the year ended December 31, 2009, the real estate management unit is responsible for the ownership, management and leasing of non-retail properties held primarily for use by the Company, including the Company’s headquarter site, and disposal of idle facilities. Sales of this segment (less than 0.1% of consolidated net sales) represented the external leasing revenue of excess headquarters space or leasing of facilities no longer used by the Company in its primary businesses. Since it is not related to the Company’s primary business, the Registrant believes that it has appropriately included the real estate management unit in the Administrative segment.

8.	Comment: We note your response to prior comment 18. You state that your chief operating decision maker regularly receives a significant amount of information about certain divisions, business units or subsidiaries. The chief operating decision maker uses all such financial information for performance assessment and resource allocation decisions. It appears that this financial information received is below the operating segment level. Please disclose what consideration was given to your chief operating decision maker receiving this additional financial information in determining your operating segments. Please supplementally provide us with a description of the financial information the chief operating decision maker receives on a regular basis below the operating segment level.

Response: The Registrant has determined that it has four operating segments: Paint Stores Group, Consumer Group, Global Finishes Group and Latin America Coatings Group.

A monthly management report is distributed to the corporate management team, group and division presidents and controllers and the Chief Operating Decision Maker (CODM). In addition to including information at the operating segment level, this report also includes the following information at the geographic region, operating division, business unit and/or subsidiary level:
•	Income statement captions netting down to profit before taxes

•	Selected balance sheet information

•	Selected cash flow information

•	Store counts

•	Employee counts
The corporate management team, group and division presidents and controllers and the CODM also receive:
•	Monthly and quarterly sales and gross profit margin information by customer type and product type

•	Weekly sales reports by customer and brand
Although the CODM receives overlapping information at the operating segment level and at a lower level than the operating segment level, he primarily uses information at the operating segment level and regularly meets with operating segment managers in order to assess performance and allocate resources to the operating segments. In accordance with ASC 280-10-50-9, the operating segments
The Sherwin-Williams Company     101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
June 8, 2010

have been determined based upon the segment managers that are directly accountable to the CODM and the types of segments that represent the products and services offered by the Registrant. The Registrant’s identification of operating segments is further corroborated by the information reported to the Board of Directors on a regular basis.
The Paint Stores Group and Consumer Group combine to represent more than 75% of consolidated external revenue, the majority of which is in the United States. The Latin America Coatings Group is not individually significant based on the quantitative thresholds in ASC 280-10-50-12 and is aggregated with the Global Finishes Group to form the Global Finishes Group reportable operating segment.
In future filings, the Registrant will expand its reportable segment disclosure as follows:
The Company reports its segment information in the same way that management internally organizes its business for assessing performance and making decisions regarding allocation of resources in accordance with the Segment Reporting Topic of the ASC. The Company has determined that it has three reportable operating segments: Paint Stores Group, Consumer Group and Global Finishes Group (collectively, the “Reportable Operating Segments”). Factors considered in determining the operating segments of the Company include the nature of business activities, the management structure directly accountable to the Company’s chief operating decision maker (CODM) for operating and administrative activities, availability of discrete financial information and information presented to the Board of Directors. Operating segments that are not individually significant, based on the quantitative thresholds in ASC 280-10-50-12, are aggregated within the Global Finishes Group. The Company reports all other business activities and immaterial operating segments that are not reportable in the Administrative segment. See pages X through X of this report for more information about the Reportable Operating Segments.
The Company’s CODM has been identified as the Chief Executive Officer because he has final authority over performance assessment and resource allocation decisions. The CODM evaluates the performance of and allocates resources to the Reportable Operating Segments based on profit or loss before income taxes and cash generated from operations. Because of the diverse operations of the Company, the CODM regularly receives discrete financial information about each Reportable Operating Segment as well as additional financial information about certain geographic divisions, business units or subsidiaries of the Company. The factors that the Company considered in determining each of its Reportable Operating Segments are further discussed below. The accounting policies of the Reportable Operating Segments are the same as those described in Note X of this report.
The Paint Stores Group consisted of X,XXX company-operated specialty paint stores in the United States, Canada, Puerto Rico, Virgin Islands, Trinidad and Tobago, St. Maarten and Jamaica at December 31, 20XX. Each store in this segment is engaged in the related business activity of selling paint, coatings and related products to end-use customers. The Paint Stores Group markets and sells Sherwin-Williams® branded architectural paint and coatings, industrial and marine products, OEM product finishes and related items. These products are produced by
The Sherwin-Williams Company     101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
June 8, 2010

manufacturing facilities in the Consumer and Global Finishes Groups. In addition, each store sells selected purchased associated products. During 20XX, this segment opened X net new stores, consisting of XX new stores opened (XX in the United States, X in Canada, X in Jamaica and X in St. Maarten) and XX stores closed in the United States. In 20XX, this segment opened XX net new stores (XX in the United States). In 20XX, there were XXX stores acquired, XXX net new stores opened (XX in the United States). The loss of any single customer would not have a material adverse effect on the business of this segment. The CODM uses discrete financial information about the Paint Stores Group, supplemented with information by geographic region, product type and customer type, to assess performance of and allocate resources to the Paint Stores Group as a whole. In accordance with ASC 280-10-50-9, the Paint Stores Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a Reportable Operating Segment. A map on page X of this report shows the number of paint stores and their geographic location.
The Consumer Group develops, manufactures and distributes a variety of paint, coatings and related products to third-party customers primarily in the United States and Canada, and the Paint Stores Group. Approximately XX percent of the total sales of the Consumer Group in 20XX, including inter-segment transfers, represented products sold through the Paint Stores Group. Sales and marketing of certain controlled brand and private labeled products is performed by a direct sales staff. The products distributed through third party customers are intended for resale to the ultimate end-user of the product. The Consumer Group had sales to certain customers that, individually, may be a significant portion of the sales of the segment. However, the loss of any single customer would not have a material adverse effect on the overall profitability of the segment. This segment incurred most of the Company’s capital expenditures related to ongoing environmental compliance measures. The CODM uses discrete financial information about the Consumer Group, supplemented with information by product types and customer, to assess performance of and allocate resources to the Consumer Group as a whole. In accordance with ASC 280-10-50-9, the Consumer Group as a whole is considered the operating segment, and because it meets the criteria in ASC 280-10-50-10, it is also considered a Reportable Operating Segment.
The Global Finishes Group develops, licenses, manufactures, distributes and sells a variety of architectural paint and coatings, industrial and marine products, automotive finishes and refinish products, OEM coatings and related products in North and South America, Europe and Asia. This segment meets the demands of its customers for a consistent worldwide product development, manufacturing and distribution presence and approach to doing business. This segment licenses certain technology and trade names worldwide. Sherwin-Williams® and other controlled brand products are distributed through the Paint Stores Group and this segment’s XXX company-operated branches and by a direct sales staff and outside sales representatives to retailers, dealers, jobbers, licensees and other third party distributors. During 20XX, this segment opened XX new branches (X in the United States, X in Canada, X in South America and X in India) and closed XX (X in South America, XX in the United States and X in Mexico) for a net reduction of X branches. At December 31, 20XX, the Global Finishes Group consisted of operations in the United States, subsidiaries in XX foreign countries, X foreign joint ventures and income from
The Sherwin-Williams Company     101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
June 8, 2010

licensing agreements in XX foreign countries. The CODM uses discrete financial information about each of two aggregated operating segments within the Global Finishes Group Reportable Operating Segment, supplemented with information about geographic divisions, business units, and subsidiaries, to assess performance of and allocate resources to each of the operating segments. Two operating segments are aggregated to form the Global Finishes Group Reportable Operating Segment in accordance with the quantitative thresholds within ASC 280-10-50-12. A map on page X of this report shows the number of branches and their geographic locations.
Form 10-Q FOR PERIOD ENDED MARCH 31, 2010
General
9.	Comment: Please address the above comments in your interim filings as well.

Response: The Registrant acknowledges the Staff’s comment and will address the above comments, where appropriate, in its future interim filings as well.

10.	Comment: Please tell us what consideration you gave to SEC Release No. 33-9106 in regards to providing disclosures regarding climate change matters.

Response: The Registrant acknowledges the SEC’s interpretive guidance issued February 8, 2010 in Release No. 33-9106 regarding disclosure requirements as they apply to climate change matters. The Registrant’s position in the chemical industry subjects it to numerous federal, state and international environmental regulations for its current operations, past operations and its products. The current and potential effects of such regulations on the operations of the Registrant, and any costs to adhere to such regulations, have been disclosed in its Annual Report on Form 10-K in MD&A and in Critical Risk Factors. There was no recently enacted or proposed climate change legislation that would have a material effect on the Registrant’s financial condition or results of operations for the quarter ended March 31, 2010, and there were no identified potential direct or indirect consequences of climate change that would have a material effect on the Registrant’s financial condition or results of operations due, in part, to its national and global business activities. In addition, the Registrant monitors new climate change regulations and laws relating to the market impact of its products. The Registrant is constantly developing products that meet or exceed such regulations and laws. The most significant of these new products were discussed on pages 5 through 7 of the Annual Report on Form 10-K. The Registrant will continue to monitor climate change matters and disclose information in its annual filing and interim filings as appropriate.
The Sherwin-Williams Company     101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
June 8, 2010

In connection with responding to the Staff’s comments, Sherwin-Williams acknowledges that:
•	Sherwin-Williams is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Sherwin-Williams may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We want to thank the Staff for its review of our filings to assist us in compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filings.
If the Staff has any questions regarding our responses or any additional comments, please feel free to contact me at (216) 566-2573.
Sincerely,

/s/ Sean P. Hennessy
Sean P. Hennessy
Senior Vice President — Finance and Chief Financial Officer

cc:	Nudrat Salik, Staff Accountant, SEC Louis E. Stellato, Senior Vice President, General Counsel and Secretary Allen J. Mistysyn, Vice President — Corporate Controller
The Sherwin-Williams Company     101 West Prospect Avenue, Cleveland, Ohio 44115